Mail Stop 4631

                                                           May 25, 2018


Gary Croft
President and Chief Executive Officer
Arrestage International, Inc.
20343 N. Hayden Road, Suite 101
Scottsdale, Arizona 85255

       Re:    Arrestage International, Inc.
              Amendment No. 5 to Registration Statement on Form S-1 Filed May 11, 2018
              File No. 333-222148

Dear Mr. Croft:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 19, 2018 letter.

General

   1. Please provide updated financial information as required by Rule 8-08 of Regulation S-X.
      Please also ensure that the financial information in the front of the document, for example, capitalization and dilution, is updated to reflect the most recent interim period.

   2. We note your response to prior comment 1. However, it does not appear that you have provided us with your legal analysis explaining why you are not a shell company. We reissue our comment.

   3. We note your disclosure that you will use the best-selling efforts of brokers or dealers.
      We also note your disclosure that you plan to use an underwriter. Please reconcile your
 Gary Croft
Arrestage International, Inc.
May 25, 2018
Page 2

        disclosures. Please revise to provide the disclosures required by Item 508 of Regulation
        S-K.

    4. We note your response to prior comment 3. Please revise to clarify whether you are registering common stock or "Class A Common Stock". Please reconcile any inconsistencies in your fee table and description of capital stock. If you have more than
       one class of common stock, then please disclose the difference between the classes in your description of capital stock. Please also revise to remove your references to "Units"
       since you do not appear to be registering "Units" in this offering.

    Prospectus Cover Page

    5. We note your response to prior comment 19. Please revise the Prospectus Cover Page to clarify that you will sell shares at a fixed price of $2.00 per share for the duration of the offering.

    6. We note your disclosure on page 41 that you do not expect to pay any commissions.
       Please remove or explain the basis for the $400,000 underwriting discounts and commissions.

Use of Proceeds, page 32

    7. We note that you provide your intended use of the offering proceeds assuming that 100%
       of the common stock offered is sold. Please revise this section to discuss your use of proceeds if 25%, 50%, and 75% of the offering is sold. Please see Instruction 1 to Item
       504 of Regulation S-K.

Summary Balance Sheet, page 35

    8. We note your response to prior comment 15. Please delete footnote 2 from the table or provide the missing text.

Item 15. Recent Sales of Unregistered Securities, page II-4

    9. We note your response to prior comment 37. Please describe the nature of the consulting services that were provided Mr. Demasi and Mr. Gean and state the amount of consideration received by you for the consulting services.

    10. Please revise this table to only include the information required by
Item 701. For
        example, it is unclear why you have included percentage owned and the underwriter related columns.
 Gary Croft
Arrestage International, Inc.
May 25, 2018
Page 3

Index to Exhibits, page II-7

    11. Please refile your exhibits in the proper text-searchable format. Please see Section
        5.2.3.5 of the EDGAR Filer Manual (Volume II) EDGAR Filing (Version 46) (April
        2018) and Item 301 of Regulation S-T.

Exhibit 5.1

    12. We note that you are registering 2,000,000 shares of common stock. However, counsel opinion states that you are registering 30,000,000 shares of common stock. Please have counsel revise the opinion accordingly.

    13. We also note that counsel's opinion references selling stockholders. However, there are no selling stockholders participating in this offering. Please have counsel revise its opinion or revise your registration statement to reflect the selling stockholder component of the offering.

        You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or John Cash,
Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202)
551-7844 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.


                                                             Sincerely,

                                                             /s/ Asia
Timmons-Pierce, for

                                                             Amanda Ravitz
                                                             Assistant Director
                                                             Office of
Manufacturing and
                                                             Construction